

07002433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spectrum Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park
(No. and Street)

Stamford, Connecticut 06905

MAR 1 4 2007

(City) (State) (Zip Code)

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean M. Orlando 203-322-0189

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH., D.C.
185
SECTION

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0606-0748040

Oath or Affirmation

I, Jean Orlando, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Spectrum Asset Management, Inc. as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2008



Jean Orlando
Financial and Operations Principal



Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Financial Statements and Supplemental Information (For SEC Filing Purposes)

Spectrum Asset Management, Inc.
Years Ended December 31, 2006 and 2005
With Report and Supplementary Report of Independent Registered Public Accounting Firm


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
185
SECTION

0606-0748040

Spectrum Asset Management, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2006 and 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying statements of financial condition of Spectrum Asset Management, Inc. (the Company), wholly owned by Principal Global Investors, which is an indirectly wholly owned subsidiary of Principal Financial Group, Inc., as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 9, 2007

Spectrum Asset Management, Inc.

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 8,810,200**	$ 6,567,594
Management fees and commissions receivable:		
Affiliated	**510,328**	466,075
Nonaffiliated	**4,000,203**	4,107,897
Fixed assets, net	**830,020**	951,667
Deferred income taxes	**3,456**	–
Other assets	**3,500**	–
Total assets	**$ 14,157,707**	$ 12,093,233
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	**$ 52,025**	$ 14,500
Accrued compensation	**245,570**	1,083,365
Income taxes payable to affiliate	**1,190,627**	2,327,772
Deferred income taxes	**–**	16,308
Due to affiliates	**1,794,208**	1,636,394
	3,282,430	5,078,339
Stockholder's equity:		
Common stock, no par value – 100,000 shares authorized, issued and outstanding	**663,500**	663,500
Additional paid in capital	**1,750,000**	1,750,000
Accumulated earnings	**8,461,777**	4,601,394
Total stockholder's equity	**10,875,277**	7,014,894
Total liabilities and stockholder's equity	**$ 14,157,707**	$ 12,093,233

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Operations

	Year Ended December 31	
	2006	**2005**
Revenues:		
Management fees	**$ 30,193,735**	$ 30,218,355
Commissions	**3,830,717**	2,301,116
Interest income	**315,398**	106,327
Total revenues	**34,339,850**	32,625,798
Expenses:		
Management fees – Principal Global Investors, LLC	**–**	10,084,473
Compensation and related expense	**12,101,787**	11,127,361
Other operating expenses	**9,208,442**	4,377,657
Total expenses	**21,310,229**	25,589,491
Income before income tax expense	**13,029,621**	7,036,307
Income tax expense	**4,477,011**	2,344,080
Net income	**$ 8,552,610**	$ 4,692,227

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2005	$ 663,500	$ 1,750,000	$ (90,833)	$ 2,322,667
Net income	–	–	4,692,227	4,692,227
Balance at December 31, 2005	663,500	1,750,000	4,601,394	7,014,894
Net income	–	–	**8,552,610**	**8,552,610**
Dividend paid to Principal Global Investors, LLC	–	–	**(4,692,227)**	**(4,692,227)**
Balance at December 31, 2006	**$ 663,500**	**$ 1,750,000**	**$ 8,461,777**	**$ 10,875,277**

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2006	2005
Operating activities		
Net income	**$ 8,552,610**	$ 4,692,227
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**150,748**	140,676
Deferred income taxes	**(19,764)**	16,308
Changes in assets and liabilities:		
Management and commission fees receivable	**63,441**	(492,363)
Other assets	**(3,500)**	3,399
Accounts payable	**37,525**	(3,778)
Accrued compensation	**(837,795)**	(169,180)
Income taxes payable	**(1,137,145)**	2,327,772
Due to affiliates	**157,814**	(3,777,245)
Net cash provided by operating activities	**6,963,934**	2,737,816
Investing activities		
Purchases of fixed assets	**(29,101)**	(92,457)
Net cash used in investing activities	**(29,101)**	(92,457)
Financing activities		
Dividend paid to Principal Global Investors, LLC	**(4,692,227)**	–
Net cash used in financing activities	**(4,692,227)**	–
Net increase in cash and cash equivalents	**2,242,606**	2,645,359
Cash and cash equivalents at beginning of year	**6,567,594**	3,922,235
Cash and cash equivalents at end of year	**$ 8,810,200**	$ 6,567,594
Income taxes paid	**$ 5,633,920**	$ –

See accompanying notes.

Spectrum Asset Management, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company), is a registered investment advisor, broker-dealer, and commodity introducing broker. The Company is a member of the National Association of Securities Dealers, Inc. (NASD), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed rate preferred stock and cash. To minimize principal fluctuations the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through Bear, Stearns & Co. Inc.

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is an indirectly wholly owned subsidiary of Principal Financial Group, Inc. (PFG).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2006 and 2005, 45% and 49%, respectively, of the Company's revenues were derived from one unaffiliated customer. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

For certain accounts, additional fees may be based upon the performance of those accounts relative to market benchmarks. The Company recognizes these performance-based fee revenues when all contractual obligations have been satisfied.

3. Fixed Assets

Fixed assets consisted of the following:

	December 31	
	2006	**2005**
Furniture and equipment and leasehold improvements	**$ 1,153,968**	$ 1,142,906
Less accumulated depreciation	**(323,948)**	(191,239)
	$ 830,020	$ 951,667

4. Leases

As of December 31, 2006, future minimum rentals under operating leases for office space and certain equipment that have initial or noncancelable lease terms in excess of one year are as follows:

2007	$ 233,531
2008	244,056
2009	240,905
2010	237,000
2011	247,533
Thereafter	674,133
	$ 1,877,158

Rent expense for 2006 and 2005 totaled $254,493 and $296,266, respectively.

5. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in the consolidated income tax return filed by PFG. PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their prorata contribution of taxable income or losses.

Deferred taxes are provided for the temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income taxes arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Net deferred income taxes are comprised of deferred income tax assets of $20,093 and $15,849 and deferred income tax liabilities of $16,637 and $32,157 at December 31, 2006 and 2005, respectively.

5. Income Taxes (continued)

The Company's income tax expense is as follows:

	Year Ended December 31	
	2006	**2005**
Current	**$ 4,496,775**	$ 2,327,772
Deferred	**(19,764)**	16,308
	$ 4,477,011	$ 2,344,080

Total current tax expense includes $24,497 and $7,500 in 2006 and 2005, respectively, of state income tax expense. Income tax expense for 2006 and 2005 differs from "expected" income tax amount computed by applying the statutory federal income tax rates to income before income tax expense primarily due to amortization of goodwill recorded for income tax purposes.

6. Related-Party Transactions

The Company provides investment and advisory services to funds managed by affiliates with fees totaling $4,692,981 and $3,764,168 in 2006 and 2005, respectively.

Under the terms of an agreement between the Company and Principal Global that was in effect through June 30, 2005, the Company paid a management fee to Principal Global based on specified percentages of the Company's management fees and commissions revenues. In connection with this agreement, the Company expensed $10,084,473 in 2005. Beginning July 1, 2005, the agreement was amended such that the Company retains the amount calculated under the agreement and may disburse it to Principal Global in the form of a dividend in future periods. Excess operating margins after the Company's calculation of the management fee to Principal Global represents variable compensation to be disbursed at the discretion of the Company's officers.

The Company reimburses Principal Global for employees' services and certain other operating costs, which are provided or initially paid by Principal Global and totaled $18,595,491 and $13,021,055 in 2006 and 2005, respectively.

6. Related Party Transactions (continued)

PFG elected to adopt the fair value method of accounting for stock-based compensation as defined by Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share-Based Payments*. SFAS 123(R) replaces SFAS No. 123, *Accounting for Stock-Based Compensation*. PFG elected to apply the prospective method of transition as described in SFAS No. 128, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123*. PFG has allocated the expenses to each of its subsidiaries, with the allocation aggregating $2,052,969 and $1,190,717 to the Company in 2006 and 2005, respectively.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2006, the Company had defined net capital of $6,905,886 which was $6,687,058 in excess of its required minimum net capital of $218,828. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.48 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under rule 15c3-3(k)(1).

Supplemental Information

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2006

Computation of Net Capital

1.	Total ownership equity from statement of financial condition		$10,875,277
2.	Deduct ownership equity not allowable for net capital		–
3.	Total ownership equity qualified for net capital		10,875,277
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5.	Total capital and allowable subordinated liabilities		10,875,277
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition (Notes B and C)	$3,788,187	
	B. Secured demand note deficiency	–	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
	D. Other deductions and/or charges	5,000	3,793,187
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		7,082,090
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	–	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities	–	
	D. Undue concentration	–	
	E. Other	176,204	176,204
10.	Net capital		$ 6,905,886

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA (continued)

Computation Basic of Net Capital Requirement

Part A

11.	Minimum net capital required (6 2/3% of line 19)		$ 218,828
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		45,000
13.	Net capital requirement (greater of line 11 or 12)		218,828
14.	Excess net capital (line 10 less 13)		6,687,058
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		6,577,643

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from statement of financial condition		3,282,430
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	
19.	Total aggregate indebtedness		3,282,430
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		48%
21.	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of rule 17a-5, respondent should provide a list of material nonallowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2006

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: **Bear, Stearns & Co. Inc.**	X
D. (k)(3) – Exempted by order of the Commission	______

Spectrum Asset Management, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2006

Differences between the computation of net capital included in this audited report and the corresponding schedule included in the Company's initial unaudited December 31, 2006, Focus Report filed on January 19, 2007, were as follows:

Net capital per December 31, 2006, Focus Report filed January 19, 2007	$ 8,077,289
Adjustment related to taxes payable	(1,171,403)
Net capital included in this report	$6,905,886
Total aggregate indebtedness per December 31, 2006, Focus Report filed January 19, 2007	$ 2,111,027
Adjustment related to taxes payable	1,171,403
Total aggregate indebtedness included in this report	$ 3,282,430

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
Spectrum Asset Management, Inc.

In planning and performing our audit of the financial statements of Spectrum Asset Management, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 9, 2007

END